Publication: South China Morning Post **Date:** 22 Apr 03
Page: Classified 3 **Where Published:** Hong Kong

82-836

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



03022210



FIRST PACIFIC

SUPPL

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

MAJOR AND CONNECTED TRANSACTION

Completion of the sale and assignment of the Larouge Loan and pledged 50.4 per cent shareholding in Bonifacio Land Corporation to Evergreen Holdings, Inc. and Ayala Land, Inc.

Completion of the sale and assignment of the Larouge Loan and pledged 50.4 per cent shareholding in Bonifacio Land Corporation to Evergreen Holdings, Inc. and Ayala Land, Inc. First Pacific has received full payment of the US$90 million (HK$702 million) cash consideration.

Reference is made to the announcements of First Pacific Company Limited ("First Pacific") dated 25th November 2002, 11th February 2003 and 10th April 2003, and to First Pacific's circular to shareholders dated 28th February 2003 (the "Circular"), relating to the sale and assignment of the Larouge Loan and pledged 50.4 per cent shareholding in Bonifacio Land Corporation to Evergreen Holdings, Inc. and Ayala Land, Inc. ("the Transactions").

Completion of the Transactions took place today, 17th April 2003. First Pacific has received full payment of the US$90 million (HK$702 million) cash consideration that, net of expenses incurred by First Pacific in connection with the Transactions, will be applied towards repaying First Pacific's outstanding debt.

By Order of the Board
FIRST PACIFIC COMPANY LIMITED
Ronald A. Brown
Executive Director and Company Secretary

Hong Kong, 17th April 2003

An analysis of Indofood's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

US$ millions	Turnover 2002	Turnover 2001	% change	Profit 2002	Profit 2001	% change
Noodles	624.5	509.5	+22.6	111.1	104.4	+6.4
Flour	659.7	515.8	+26.0	38.2	44.2	–13.6
Edible Oils & Fats	616.6	411.9	+48.7	43.6	37.4	+16.6
Others	233.5	235.4	+7.7	11.5	17.3	–33.5
Inter-segment elimination	(357.0)	(257.5)	–38.6	–	–	–
Total	1,777.3	1,414.9	+25.6			
Operating profit				204.4	203.5	+0.5
Share of profits less losses of associates				(0.1)	(0.6)	+83.3
Net borrowing costs				(68.5)	(45.3)	–51.2
Profit before taxation				135.8	157.4	–13.7
Taxation				(47.4)	(45.3)	–4.6
Profit after taxation				88.4	112.1	–21.1
Outside interests				(50.7)	(64.0)	+20.8
Contribution to Group profit				37.7	48.1	–21.6

Indofood recorded's contribution of US$37.7 million (2001: US$48.1 million) to the Group, down 22 per cent year on year. The decline was largely attributable to increased borrowing costs, due to higher levels of debt to finance working capital, and a stronger rupiah that led to exchange gains being reported in 2002. To illustrate the underlying operational results, exchange differences are excluded and presented separately.

A concerted and focused marketing drive, as well as the launch of new products (for example, the more than 50 regional flavors range), underpinned the strong growth in **Noodles**, sales of which reached 9.8 billion (2001: 9.0 billion) packs in 2002. The average selling price per pack was marginally higher at Rupiah 557 (U.S. 6.0 cents), and rupiah denominated sales increased by 10 per cent to Rupiah 5.8 trillion (US$624.5 million). Sales are principally to the domestic market, with two per cent (2001: two per cent) of volumes exported. Higher production costs had the effect of eroding Noodles' rupiah gross margin to 31 per cent (2001: 32 per cent), while increased operating expenses, including selling and promotion expenses, contributed to the rupiah operating margin declining to 17 per cent (2001: 19 per cent).

Flour recorded improved year on year revenues, up 12 per cent in rupiah terms to Rupiah 5.9 trillion (US$659.7 million). This was achieved through a mix of increased sales volumes (up nine per cent to 2.3 million tons) and a five per cent increase in the average selling price to Rupiah 2,575 (U.S. 25.6 cents) per kilogram. The increase in selling price was not sufficient to offset the effects of increased wheat and fuel prices such that Flour's rupiah gross margin declined to 14 per cent (2001: 15 per cent). Selling and promotion expenses, in support of the Flour division's sales drive, eroded the rupiah operating margin to seven per cent (2001: eight per cent).

Edible Oils & Fats recorded strong revenue growth, up 33 per cent to Rupiah 5.7 trillion (US$616.6 million). Cooking Oil & Fats, Trading and Plantation sales revenues were up 25 per cent, 41 per cent and 37 per cent, respectively, with increased sales volumes and higher average selling prices contributing to this growth. However, this was insufficient to fully offset the significant increase in the cost of crude palm oil and copra and, accordingly, the rupiah gross margins of Cooking Oil & Fats and Trading declined to six per cent (2001: 15 per cent) and four per cent (2001: five per cent), respectively. Plantation's rupiah margins improved to 57 per cent (2001: 52 per cent) gross, and 44 per cent (2001: 41 per cent) operating.

Others represents the collective results of Indofood's Distribution, Food Seasonings, Baby Foods, Snack Foods and Other business interests. The performance of Others was largely affected by a decline in Distribution's sales revenues, as well as increased competition in the Snack Foods market. Notwithstanding this, the remaining businesses recorded stronger sales revenues, through volume and price increases, such that the rupiah gross margin for Others remained unchanged at 29 per cent. However, this was insufficient to offset higher selling and promotion expenses, which resulted in a lower rupiah operating margin of four per cent (2001: seven per cent).

During 2002, Indofood raised a two-year US$100.0 million loan facility, repayable on an installment basis, and various short to medium term rupiah denominated borrowings totaling approximately Rupiah 2.0 trillion (US$223.5 million) for working capital and capital expenditure purposes. In addition, US$280.0 million of five-year Euro bonds were issued and used to replace existing debt. Approximately US$422.4 million of debt, comprising Rupiah 685.6 billion (US$76.6 million) debt and US$345.8 million, was repaid during 2002.

Indofood's share buy back program was completed on schedule on 30 November 2002, with 915.6 million shares having been repurchased at an average price of approximately Rupiah 807. Similarly, progress was also made with the employee stock ownership program (ESOP). This program covers 457.8 million shares, representing five per cent of Indofood's issued and paid-up share capital, and is being implemented in stages through to May 2004. The first stage, representing 50 per cent of the ESOP, was completed on schedule in May 2002. The second and third stages, each representing 25 per cent of the ESOP, are to be completed in May 2003 and May 2004, respectively.

Indofood plans to continue to focus on its operational strengths in 2003, with a particular focus on accelerating organic growth. Capital expenditure and debt will continue to be managed to ensure that these remain at optimal levels.

Further information on Indofood can be found at www.indofood.co.id

PLDT

Philippine Long Distance Telephone Company (PLDT) is the largest and most diversified telecommunications company in the Philippines. Its businesses are organized into three main segments: Wireless (principally through wholly-owned subsidiary Smart Communications (Smart)), Fixed Line (principally through PLDT), and Information and Communications Technology (principally through wholly-owned subsidiary ePLDT).

PLDT's operations are principally denominated in pesos, which averaged Pesos 51.64 (2001: 51.04) to the U.S. dollar, and its financial results are prepared under Philippine GAAP and reported in pesos. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to PLDT's reported peso results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

	2002 Pesos mln	2001 Pesos mln
Net income under Philippine GAAP[(i)]	3,118	3,418
Preference dividends[(ii)]	(1,685)	(1,670)
Net income attributable to common shareholders	1,433	1,748
Differing accounting treatments[(iii)]		
– Foreign exchange accounting	(146)	(164)
– Fair values on acquisition	3,475	3,670
– Reversal of provision for Piltel	4,110	500
– Others	(1,377)	220
Intragroup items[(iv)]	275	275
Adjusted net income under Hong Kong GAAP	7,772	6,349
Foreign exchange[(v)]	2,546	2,564
PLDT's net income as reported by First Pacific	10,318	8,913
	US$ mln	US$ mln
Translated into U.S. dollars at prevailing average rates of 2002: Pesos 51.64 and 2001: Pesos 51.04	200.0	174.6
Contribution to First Pacific Group profit, at an average shareholding of 2002: 24.4% and 2001: 24.5%	48.8	42.8

(i) PLDT has restated its net income for 2001 from Pesos 3,418 million to Pesos 2,836 million after changing the revenue recognition policy for prepaid cards from sale to usage. As First Pacific has already adjusted for this in prior years' GAAP adjustments, no further adjustment is required.

(ii) First Pacific presents net income after the deduction of preference dividends.

(iii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustments include:

- *Foreign exchange accounting: Under Philippine GAAP, PLDT is permitted to capitalize and amortize exchange differences. Hong Kong GAAP requires the recognition of such differences, even though unrealized, in the profit and loss statement. The adjustment reverses the amortization of PLDT's capitalized foreign exchange differences, as the originating exchange differences has already been written off by First Pacific.*
- *Fair values on acquisition: First Pacific made certain fair value adjustments at the time of its acquisition of PLDT, such that certain PLDT assets are held at different values in First Pacific's accounts. Accordingly, the adjustment reverses the depreciation on assets that First Pacific has already written down.*
- *Reversal of provision for Piltel: PLDT made full provision against its investment, under the Letter of Support arrangement, in Piltel preference shares. As First Pacific has already made full provision for this, the adjustment reverses PLDT's provision.*

An analysis of Metro Pacific's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

US$ millions	Turnover 2002	Turnover 2001	% change	Profit 2002	Profit 2001	% change
Property						
BLC	51.6	25.5	+102.4	2.9	(4.6)	–
Pacific Plaza Towers	4.4	50.8	–91.3	(6.6)	5.1	–
Landco	12.6	10.9	+15.6	2.1	3.0	–30.0
Subtotal	68.6	87.2	–21.3	4.4	3.5	+25.7
Nenaco	46.0	47.2	–2.5	7.3	4.9	+49.0
Corporate overhead	–	–	–	(1.1)	(4.6)	+76.1
Total	114.6	134.4	–14.7			
Operating profit				10.6	3.8	+178.9
Share of profits less losses of associates				(0.9)	(0.6)	–50.0
Net borrowing costs				(35.2)	(42.5)	+17.2
Loss before taxation				(25.5)	(39.3)	+35.1
Taxation				2.1	4.6	–54.3
Loss after taxation				(23.4)	(34.7)	+32.6
Outside interests				4.7	13.8	–65.9
Group share of loss				(18.7)	(20.9)	+10.5

Metro Pacific contributed a loss of US$18.7 million in 2002, an improvement on 2001's loss of US$20.9 million.

BLC's operating results improved, reflecting the sale of the five-hectare 'Compound' land, as well as an improved performance by Fort Bonifacio Development Corporation. However, this was offset by weaker operational results, due to the depressed property market, and increased operating expenses. Pacific Plaza Towers sold four units in 2002, compared with 73 units in 2001, which included a bulk sale transaction. As at end 2002, 297 of the development's 393 units had been sold. Landco's turnover improved as sizeable, high margin real estate projects were sold-out. However increased operating costs eroded operating profits. Nenaco achieved a turnaround from years of net losses, made possible by management initiatives to diversify revenue streams, cut costs, and improve operational efficiencies. Progress was made with the disposal of First e-Bank, and it is anticipated that Banco de Oro's purchase of First e-Bank's banking business, as well as certain assets and liabilities, will be completed during the second quarter of 2003.

Throughout 2002, Metro Pacific effected an aggressive and comprehensive debt reduction and restructuring program. By year-end 2002, Metro Pacific had concluded agreements, and reached agreements in principle, for the repayment, reduction or restructuring of approximately Pesos 8.7 billion (US$165.6 million) of Metro Pacific debt.

In November 2002, in a significant advancement of Metro Pacific's debt reduction initiatives, Metro Pacific entered into an agreement with Greenfield Development Corporation and Ayala Land Inc. (collectively the GA Group), whereby the GA Group would repay the Larouge Loan (in the principal amount of US$90.0 million) in exchange for a 50.4 per cent interest in BLC owned by Metro Pacific. Metro Pacific would also receive property and other assets, valued at approximately Pesos 3.8 billion (US$71.5 million), as repayment for prior advances to BLC. The transaction was formally completed on 17 April 2003 and, as a consequence of this transaction, Metro Pacific's interest in BLC declined to 22.5 per cent from 72.9 per cent. Metro Pacific intends to apply the property and other assets to Metro Pacific's debt reduction and restructuring efforts.

In 2003, Metro Pacific will focus on further reducing or restructuring its debt, while seeking improved profitability at subsidiaries Landco and Nenaco.

Further information on Metro Pacific can be found at www.metropacific.com

ESCOTEL

Escotel Mobile Communications Limited (Escotel) is a GSM cellular telephone services provider based in New Delhi that commenced operations in 1996. Escotel operates in three circles: Uttar Pradesh (West), Haryana and Kerala.

Escotel's operations are denominated and reported in rupees, which averaged Rupees 48.58 (2001: 47.24) to the U.S. dollar. An analysis of Escotel's contribution to the First Pacific Group is detailed below.

US$ millions	Turnover 2002	Turnover 2001	% change	Profit 2002	Profit 2001	% change
Cellular	70.6	55.5	+32.0			
Operating profit				23.5	16.1	+46.0
Net borrowing costs				(23.3)	(28.7)	+18.8
Profit/(loss) for the year				0.2	(12.6)	–
Average shareholding (%)				49.0	49.0	–
Group share of profit/(loss)				0.1	(6.2)	–

Escotel returned its first profit in 2002, contributing US$0.1 million (2001: US$6.2 million loss) to the Group. In rupee terms, cellular revenues reached Rupees 3.4 billion (US$70.6 million) (2001: Rupees 2.5 billion; US$55.5 million) reflecting robust growth in Escotel's subscribers to 568,510 (2001: 441,504), partially offset by reduced ARPUs. Blended ARPUs declined to Rupees 452 (US$9.3) (2001: Rupees 552; US$11.5) as subscriber growth was largely within the prepaid sector.

Regulatory changes, within the Indian telecoms industry, have had the effect of significantly increasing competition. Despite this, Escotel continues to retain market leadership in its three circles, garnering 71 per cent of Uttar Pradesh (West), 49 per cent of Haryana and 46 per cent of Kerala. In addition, a recent independent survey of Indian mobile users conferred a number of accolades on Escotel, including being ranked No. 1 Circle Operator (out-performing BPL, Idea, Bharti and Hutchison) and No. 2 Operator in India (second to BPG).

In 2003, Escotel will, through network enhancements and targeted subscriber growth, continue to fend off competition and to retain its market leadership positions.

Further information on Escotel can be found at www.escotelmobile.com

FINANCIAL REVIEW

Liquidity And Financial Resources

CONSOLIDATED NET DEBT AND GEARING BY OPERATING COMPANY

	Net debt[(i)] 2002 US$m	Net assets/(liabilities) 2002 US$m	Gearing[(ii)] 2002 times	Net debt[(i)] 2001 US$m	Net assets/(liabilities) 2001 US$m	Gearing[(ii)] 2001 times
Head Office	152.1	736.5	0.15x	93.3	693.5	0.09x
Indofood	676.9	465.8	1.46x	442.5	318.6	1.39x
Metro Pacific	233.7	138.8	1.68x	264.6	188.7	1.40x
Disposed business[(iii)]	–	–	–	0.1	(14.0)	–
Consolidated before goodwill reserve	1,062.7	1,339.3	0.80x	790.5	1,186.8	0.67x
Goodwill reserve	–	(976.4)	–	–	(985.8)	–
Consolidated after goodwill reserve	1,062.7	352.9	3.01x	790.5	201.0	3.93x
ASSOCIATED COMPANIES						
PLDT	2,964.7	1,678.4	1.77x	3,521.1	1,733.5	1.92x
Escotel	183.8	(36.5)	–	182.4	(23.7)	–

(i) Includes pledged deposits and excludes inter-company debt.
(ii) Calculated as net debt divided by net assets.
(iii) Represents Infrontier.

- Head Office's gearing increased as a result of repaying the convertible bonds, including US$82.5 million of redemption premium that was previously classified within accruals.
- Indofood's gearing increased mainly because of increased borrowings for working capital and capital expenditure requirements.
- Metro Pacific's gearing increased mainly because of losses for the year, which resulted in a decline in net assets.
- PLDT's gearing declined as profits increased net assets, and free cash flows reduced net debts.

TPC Exemption No (82-4838) 1/2

Publication: South China Morning Post **Date:** 22. Apr 03
Page: Classified 4 & 5 **Where Published:** Hong Kong

03 MAY -6 AM 7:21

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

2002 Results – Audited

FINANCIAL HIGHLIGHTS

- Turnover of US$1,892.3 million (HK$14,759.9 million) broadly unchanged, reflecting an improvement in underlying performance, offset by the effects of business disposals.
- Gross profit margin decreased to 24.9 per cent in 2002, from 26.4 per cent in 2001, mainly reflecting increased raw material costs.
- Operating profit of US$217.0 million (HK$1,692.6 million) was recorded for 2002, compared with an operating loss of US$2,041.8 million (HK$15,926.0 million) for 2001. Included in 2001 were losses on asset disposals and impairment provisions against investments.
- Profit attributable to ordinary shareholders for 2002 of US$40.1 million (HK$312.8 million), a turnaround against 2001's loss of US$1,797.0 million (HK$14,016.6 million).
- Excluding the effects of foreign exchange, losses on asset disposals and impairment provisions against investments, net profit increased by 14.6 per cent to US$51.1 million (HK$398.6 million).
- Earnings per share of US1.27 cents (HK9.91 cents) was recorded for 2002, compared with a loss per share of US57.23 cents (HK446.39 cents) recorded for 2001.
- Consolidated gearing ratio improved to 3.01 times at 31 December 2002, compared with 3.95 times at 31 December 2001.
- The Directors do not recommend the payment of a final dividend for 2002 (2001: Nil).

2002 ANNUAL RESULTS

CONSOLIDATED PROFIT AND LOSS STATEMENT

For the year ended 31 December	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
Turnover – *Note 1*	1,892.3	1,851.7	14,759.9	14,443.3
Cost of sales	(1,420.9)	(1,362.3)	(11,083.0)	(10,626.0)
Gross profit	471.4	489.4	3,676.9	3,817.3
Provision for investments and others	–	(2,165.4)	–	(16,890.1)
Loss on disposal of discontinued operations	–	(72.9)	–	(568.6)
Distribution costs	(140.1)	(142.0)	(1,092.7)	(1,107.6)
Administrative expenses	(121.2)	(150.3)	(945.4)	(1,172.3)
Other operating expenses	(4.5)	(17.7)	(35.1)	(138.1)
Other operating income	11.4	17.3	88.9	135.4
Operating profit/(loss) – *Note 2*	217.0	(2,041.8)	1,692.6	(15,926.0)
Share of profits less losses of associated companies	32.6	11.8	254.3	92.0
Net borrowing costs – *Note 3*	(109.0)	(103.6)	(850.2)	(808.1)
Profit/(loss) before taxation	140.6	(2,133.6)	1,096.7	(16,642.1)
Taxation – *Note 4*	(56.2)	(61.4)	(438.4)	(478.9)
Profit/(loss) after taxation	84.4	(2,195.0)	658.3	(17,121.0)
Outside interests	(44.3)	398.0	(345.5)	3,104.4
Profit/(loss) attributable to ordinary shareholders – *Note 5*	40.1	(1,797.0)	312.8	(14,016.6)

	2002 US¢	2001 US¢	2002* HK¢	2001* HK¢
Basic earnings/(loss) per share – *Note 6*	1.27	(57.23)	9.91	(446.39)

CONSOLIDATED BALANCE SHEET

At at 31 December	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
Non-current assets				
Property and equipment	1,009.5	840.2	7,874.1	6,553.6
Associated companies	(24.5)	(23.6)	(191.1)	(184.1)
Long-term receivables and prepayments	274.9	176.3	2,144.2	1,375.1
Goodwill	19.3	–	150.5	–
	1,279.2	992.9	9,977.7	7,744.6
Current assets				
Cash and bank balances	203.3	310.1	1,585.7	2,418.8
Pledged deposits	22.9	41.0	178.6	319.8
Short-term investments	42.8	11.5	333.8	89.7
Accounts receivable, other receivables and prepayments – *Note 7*	389.0	328.7	3,034.2	2,563.8
Inventories	376.1	361.5	2,933.6	2,819.7
	1,034.1	1,052.8	8,066.0	8,211.8
Current liabilities				
Accounts payable, other payables and accruals – *Note 8*	455.2	514.0	3,550.6	4,009.2
Short-term borrowings	531.7	750.2	4,147.3	5,851.5
Provision for taxation	26.6	23.1	207.5	180.2
	1,013.5	1,287.3	7,905.3	10,040.9
Net current assets/(liabilities)	20.6	(234.5)	160.7	(1,829.1)
Total assets less current liabilities	1,299.8	758.4	10,138.4	5,915.5
Equity capital and reserves				
Issued capital	31.9	31.4	248.8	244.9
Reserves	(103.1)	(222.6)	(804.2)	(1,736.3)
Shareholders' deficit	(71.2)	(191.2)	(555.4)	(1,491.4)
Outside interests	424.1	392.2	3,308.0	3,059.2
Non-current liabilities				
Loan capital and long-term borrowings	757.2	391.4	5,906.2	3,052.9
Deferred liabilities and provisions	118.9	130.0	927.4	1,014.0
Deferred taxation	70.6	36.0	550.7	280.8
	946.7	557.4	7,384.3	4,347.7
	1,299.6	758.4	10,136.9	5,915.5

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT

	Issued capital US$m	Share premium US$m	Property revaluation reserve US$m	Exchange reserve US$m	Revenue reserve US$m	Total US$m
Balance at 1 January 2001	31.4	908.7	1.3	(332.5)	(239.4)	369.5
Net losses not recognized in the profit and loss statement – Exchange translation	–	–	–	(14.9)	–	(14.9)
Transfer to profit and loss statement	–	–	–	264.0	874.0	1,138.0
Disposal and divestment of interest in subsidiary and associated companies	–	–	(1.3)	63.2	55.3	117.2
Net loss for the year	–	–	–	–	(1,797.0)	(1,797.0)
Dividends	–	–	–	–	(4.0)	(4.0)
Balance at 31 December 2001	31.4	908.7	–	(20.2)	(1,111.1)	(191.2)
Shares issued upon conversion of a Convertible Note	0.5	49.5	–	–	–	50.0
Net gains not recognized in the profit and loss statement – Exchange translation	–	–	–	20.1	–	20.1
Dilution of interests in a subsidiary and an associated company	–	–	–	0.4	9.4	9.8
Net profit for the year	–	–	–	–	40.1	40.1
Balance at 31 December 2002	31.9	958.2	–	0.3	(1,061.6)	(71.2)

	Issued capital HK$m*	Share premium HK$m*	Property revaluation reserve HK$m*	Exchange reserve HK$m*	Revenue reserve HK$m*	Total HK$m*
Balance at 1 January 2001	244.9	7,087.9	10.1	(2,593.5)	(1,867.3)	2,882.1
Net losses not recognized in the profit and loss statement – Exchange translation	–	–	–	(116.2)	–	(116.2)
Transfer to profit and loss statement	–	–	–	2,059.2	6,817.2	8,876.4
Disposal and divestment of interests in subsidiary and associated companies	–	–	(10.1)	492.9	431.3	914.1
Net loss for the year	–	–	–	–	(14,016.6)	(14,016.6)
Dividends	–	–	–	–	(31.2)	(31.2)
Balance at 31 December 2001	244.9	7,087.9	–	(157.6)	(8,666.6)	(1,491.4)
Shares issued upon conversion of a Convertible Note	3.9	386.1	–	–	–	390.0
Net gains not recognized in the profit and loss statement – Exchange translation	–	–	–	156.8	–	156.8
Dilution of interests in a subsidiary and an associated company	–	–	–	3.1	73.3	76.4
Net profit for the year	–	–	–	–	312.8	312.8
Balance at 31 December 2002	248.8	7,474.0	–	2.3	(8,280.5)	(555.4)

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
Operating profit/(loss)	217.0	(2,041.8)	1,692.6	(15,926.0)
Provision for investments and others	–	2,165.4	–	16,890.1
Loss on disposal of discontinued operations	–	72.9	–	568.6
Foreign exchange (gains)/losses, net	(10.7)	15.2	(83.5)	118.6
Loss on dilution of interest in a subsidiary and an associated company	4.2	6.7	32.8	52.3
Depreciation	47.0	60.5	366.6	471.9
Dividend income	–	(0.1)	–	(0.8)
Payments in respect of deferred liabilities and provisions	(6.9)	(28.4)	(53.8)	(221.5)
Loss on sale of property and equipment	0.7	2.1	5.5	16.4
Increase in long-term receivables and prepayments	(28.4)	(45.8)	(221.5)	(357.3)
Decrease in pledged deposits	23.3	14.1	181.7	110.0
Increase in accounts receivable, other receivables and prepayments	(64.5)	(1.4)	(503.1)	(10.9)
Increase in inventories	(73.4)	(13.3)	(572.5)	(103.8)
Increase in accounts payable, other payables and accruals	0.6	62.9	4.7	490.6
Others	(16.6)	(12.1)	(129.5)	(94.4)
Net cash inflow generated from operations*	92.3	256.5	720.0	2,003.8
Interest received	21.9	30.1	170.8	234.7
Interest paid	(114.7)	(139.3)	(894.7)	(1,086.5)
Tax paid	(23.5)	(31.0)	(183.3)	(241.8)
Net cash (outflow)/inflow from operating activities	(24.0)	116.3	(187.2)	910.2
Purchase of property and equipment	(87.2)	(132.4)	(680.1)	(1,032.7)
Purchase of short-term investments	(28.5)	(13.5)	(222.3)	(105.3)
Sale of property and equipment	8.0	18.8	62.4	146.6
Disposals of				
– subsidiary companies	(6.7)	129.4	(52.3)	1,009.3
– associated companies	–	48.2	–	376.0
– short-term investments	–	19.0	–	148.2
Loans repaid by/(to) associated companies	7.3	(4.3)	56.9	(33.5)
Dividends received from associated companies	–	2.7	–	21.1
Net cash (outflow)/inflow from investing activities	(107.1)	67.9	(835.4)	529.7
Proceeds of new borrowings	886.9	340.4	6,917.8	2,655.1
Borrowings repaid	(809.4)	(549.3)	(6,313.3)	(4,284.5)
Payment in connection with the shares repurchased by a subsidiary company	(73.6)	(7.5)	(558.5)	(58.5)
Shares issued to outside interests by a subsidiary company	20.4	–	159.1	–
Dividends paid to				
– outside interests by a subsidiary company	(13.2)	(8.6)	(102.9)	(67.1)
– shareholders	–	(4.0)	–	(31.2)
Net cash inflow/(outflow) from financing activities	13.1	(229.0)	102.2	(1,786.2)
Decrease in cash and cash equivalents	(118.0)	(44.4)	(920.4)	(346.3)
Cash and cash equivalents at 1 January	310.1	360.6	2,418.8	2,812.7
Exchange translation	11.2	(6.1)	87.3	(47.6)
Cash and cash equivalents at 31 December	203.3	310.1	1,585.7	2,418.8
Representing				
Cash and bank balances	203.3	310.1	1,585.7	2,418.8

* *Changes in working capital are stated excluding movements due to acquisitions and disposals of subsidiary companies.*

FIRST PACIFIC

Notes:

1. Segmental information

Segmental information, relating to the Group's business and geographic interests, follows. Analysis by business segment is the Group's primary reporting format as this is more relevant to the Group when making operational and financial decisions.

By principal business activities – 2002

	Consumer US$m	Telecommunications US$m	Property US$m	Discontinued operations^ US$m	Head Office US$m	2002 Total US$m	2002* Total HK$m
Profit and loss							
Segment revenue – turnover	1,777.3	–	114.6	0.4	–	1,892.3	14,759.9
Segment results/operating profit	217.8	[illegible]	10.2	(1.1)	(9.8)	217.0	1,692.6
Share of profits less losses of associated companies	(8.1)	33.4	(0.9)	–	–	32.6	254.3
Net borrowing costs						(109.0)	(850.2)
Profit before taxation						140.6	1,096.7
Taxation						(56.2)	(438.4)
Profit after taxation						84.4	658.3
Outside interests						(44.3)	(345.5)
Profit attributable to ordinary shareholders						40.1	312.8
Assets and liabilities							
Segment assets	1,863.0	–	394.7	–	37.1	2,294.8	17,899.5
Associated companies	1.6	(54.0)	28.9	–	–	(24.5)	(191.1)
Unallocated assets						42.8	333.8
Total assets						2,313.1	18,042.2
Segment liabilities	285.2	–	224.0	–	61.9	571.1	4,454.6
Unallocated liabilities						1,386.1	10,811.6
Total liabilities						1,957.2	15,266.2
Other information							
Capital expenditure	73.0	–	19.2	–	–	92.2	719.2
Depreciation and amortization	44.0	–	3.4	–	–	47.4	369.7
Other non-cash expenses	5.4	0.4	–	–	–	5.8	45.2

By principal geographical market – 2002

	Indonesia US$m	The Philippines US$m	India US$m	Discontinued operations^ US$m	Head Office US$m	2002 Total US$m	2002* Total HK$m
Segment revenue – turnover	1,777.3	114.6	–	0.4	–	1,892.3	14,759.9
Segment assets	1,863.0	394.7	–	–	37.1	2,294.8	17,899.5
Associated companies	2.8	109.5	(136.8)	–	–	(24.5)	(191.1)
Unallocated assets						42.8	333.8
Total assets						2,313.1	18,042.2
Capital expenditure	73.0	19.2	–	–	–	92.2	719.2

^ *Represents Infrontier.*

By principal business activities – 2001

	Consumer US$m	Telecommunications US$m	Property US$m	Discontinued operations# US$m	Head Office US$m	2001 Total US$m	2001* Total HK$m
Profit and loss							
Segment revenue – turnover	1,414.9	–	134.4	302.4	–	1,851.7	14,443.3
Segment results/operating losses##	(104.4)	(365.8)	(1,301.1)	(57.0)	(213.5)	(2,041.8)	(15,926.0)
Share of profits less losses of associated companies	(8.0)	9.5	(0.4)	5.5	–	11.8	92.0
Net borrowing costs						(103.6)	(808.1)
Loss before taxation						(2,133.6)	(16,642.1)
Taxation						(61.4)	(478.9)
Loss after taxation						(2,195.0)	(17,121.0)
Outside interests						398.0	3,104.4
Loss attributable to ordinary shareholders						(1,797.0)	(14,016.6)
Assets and liabilities							
Segment assets	1,196.7	–	447.6	3.3	210.2	1,857.8	14,490.8
Associated companies	2.6	(75.7)	49.7	–	–	(23.6)	(184.1)
Unallocated assets						11.5	89.7
Total assets						1,845.7	14,396.4
Segment liabilities	185.3	–	115.3	1.5	168.3	470.4	3,670.3
Unallocated liabilities						1,300.7	10,145.4
Total liabilities						1,771.1	13,815.7
Other information							
Capital expenditure	76.1	–	61.8	10.3	–	148.2	1,156.0
Impairment charge	290.6	365.0	1,160.5	–	100.6	2,165.4	16,890.1
Depreciation	34.6	–	8.7	17.1	0.1	60.5	471.9
Other non-cash expenses	1.5	–	3.0	3.1	–	7.6	59.3

By principal geographical market – 2001

	Indonesia US$m	The Philippines US$m	India US$m	Discontinued operations# US$m	Head Office US$m	2001 Total US$m	2001* Total HK$m
Segment revenue – turnover	1,414.9	134.4	–	302.4	–	1,851.7	14,443.3
Segment assets	1,196.7	437.6	–	13.3	210.2	1,857.8	14,490.8
Associated companies	2.4	103.3	(129.3)	–	–	(23.6)	(184.1)
Unallocated assets						11.5	89.7
Total assets						1,845.7	14,396.4
Capital expenditure	76.1	61.8	–	10.3	–	148.2	1,156.0

\# *Represents Infrontier, Berli Jucker, Darya-Varia and Savills plc.*

\#\# *Balance included provision for investments and others of US$2,165.4 million (HK$16,890.1 million) and loss on disposal of discontinued operations of US$72.9 million (HK$568.6 million).*

2. Operating profit/(loss)

For the year ended 31 December	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
Operating profit/(loss) is stated after (charging)/crediting				
Cost of inventories	(1,189.2)	(1,254.9)	(9,275.8)	(9,788.2)
Depreciation	(47.0)	(60.5)	(366.6)	(471.9)
Operating lease rentals				
– Land and buildings	(9.6)	(7.4)	(74.9)	(57.7)
– Hire of plant and equipment	(1.0)	(1.1)	(7.8)	(8.6)
– Other	–	(0.3)	–	(2.3)
Loss on dilution of interests in a subsidiary and an associated company	(4.2)	(6.7)	(32.8)	(52.3)
Doubtful debt provisions	(1.9)	(7.6)	(14.8)	(59.3)
Loss on sale of property and equipment	(0.7)	(2.1)	(5.5)	(16.4)
Auditors' remuneration				
– Audit services	(1.1)	(1.1)	(8.6)	(8.6)
– Other services	(0.1)	(0.5)	(0.8)	(3.9)
Unrealised (losses)/gains on short-term investments	(0.9)	0.5	(7.0)	3.9
Amortisation of goodwill (included in other operating expenses)	(0.4)	–	(3.1)	–
Net exchange gains/(losses) on monetary items	10.7	(15.2)	83.5	(118.6)
Dividends from unlisted investments	–	0.1	–	0.8

3. Net borrowing costs

For the year ended 31 December	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
Loan capital	3.0	11.1	23.4	86.6
Bank loans and other loans	124.2	108.2	968.8	844.0
Total interest expense	127.2	119.3	992.2	930.6
Other borrowing costs	3.7	20.4	28.9	159.1
Total borrowing costs	130.9	139.7	1,021.0	1,089.7
Less borrowing costs capitalised	–	(9.8)	–	(76.5)
Less interest income	(21.9)	(26.3)	(170.8)	(205.1)
Net borrowing costs	109.0	103.6	850.2	808.1

4. Taxation

No Hong Kong profits taxation (2001: Nil) has been provided as the Group had no estimated assessable profits in Hong Kong for the year. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary and associated companies operate.

For the year ended 31 December	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
Subsidiary companies				
Current taxation – Overseas	26.5	35.5	206.7	276.9
Deferred taxation – Overseas	23.4	14.0	182.5	109.2
Subtotal	49.9	49.5	389.2	386.1
Associated companies				
Current taxation – Overseas	2.8	4.9	21.9	38.2
Deferred taxation – Overseas	3.5	7.0	27.3	54.6
Subtotal	6.3	11.9	49.2	92.8
Total	56.2	61.4	438.4	478.9

The effective tax rate for 2002 was 37.5 per cent. In 2001, excluding non-taxable business disposals and impairment provisions, the effective tax rate was 56.0 per cent.

5. Profit/(loss) attributable to ordinary shareholders

Profit/(loss) attributable to ordinary shareholders includes exchange losses and gains that arose primarily on the translation of the unhedged U.S. dollar denominated borrowings of PLDT and Indofood.

Analysis of exchange (losses)/gains

For the year ended 31 December	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
Exchange (losses)/gains				
– Subsidiary companies	10.7	(15.2)	83.5	(118.6)
– Associated companies	(20.4)	(19.8)	(159.2)	(154.4)
Subtotal	(9.7)	(35.0)	(75.7)	(273.0)
Attributable to taxation and outside interests	(1.3)	12.6	(10.1)	98.3
Total	(11.0)	(22.4)	(85.8)	(174.7)

Exchange (losses)/gains, net of taxation and outside interests, by principal operating company are set out below.

For the year ended 31 December	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
PLDT	(12.0)	(12.3)	(93.6)	(95.9)
Indofood	3.8	(2.8)	29.6	(21.8)
Others	(2.8)	(7.3)	(21.8)	(57.0)
Total	(11.0)	(22.4)	(85.8)	(174.7)

Included within the profit/(loss) attributable to ordinary shareholders is a loss of US$0.3 million (HK$2.3 million) (2001: US$599.1 million; HK$4,673.0 million) attributable to the Company.

6. Basic earnings/(loss) per share

For the year ended 31 December	2002 U.S.	2001 U.S.	2002* HK	2001* HK
Basic earnings/(loss) per share is based on				
– profit/(loss) attributable to ordinary shareholders of ($m)	40.1	(1,797.0)	312.8	(14,016.6)
– and an average number of shares in issue of (millions)	3,152.2	3,139.8	3,152.2	3,139.8
resulting in earnings/(loss) per share of (cents)	1.27	(57.23)	9.91	(446.39)

No diluted earnings/(loss) per share for the years ended 31 December 2002 and 2001 have been presented as the outstanding convertible bonds, convertible notes and convertible preferred shares of the Company, a subsidiary and an associated company have anti-dilutive effects on the basic earnings/(loss) per share for these years. In addition, no diluting events existed in respect of the outstanding share options of the Company, a subsidiary and an associated company during these years.

7. Accounts receivable, other receivables and prepayments

Included in accounts receivable, other receivables and prepayments are trade receivables of US$201.1 million (HK$1,568.6 million) (2001: US$169.0 million; HK$1,318.2 million), with an ageing profile as below.

At 31 December	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
Less than 30 days	160.3	144.2	1,250.3	1,124.7
31-60 days	12.0	7.7	93.6	60.1
61-90 days	8.3	4.3	64.7	33.5
Over 90 days	20.7	12.8	161.5	100.0
Total	201.3	169.0	1,570.1	1,318.3

Indofood allows sub-distributors/wholesalers 60 days of credit, and other customers between 15-60 days of credit. Metro Pacific collects customer receivables by instalments over periods ranging from two to 10 years.

8. Accounts payable, other payables and accruals

Included in accounts payable, other payables and accruals are trade payables of US$175.6 million (HK$1,369.7 million) (2001: US$182.3 million; HK$1,421.9 million), with an ageing profile as below.

At 31 December	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
Less than 30 days	129.0	100.7	1,006.2	785.5
31-60 days	11.9	28.7	92.8	223.9
61-90 days	25.2	14.6	196.6	113.9
Over 90 days	9.5	38.3	74.1	298.7
Total	175.6	182.3	1,369.7	1,421.9

9. Contingent liabilities

At 31 December	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
Guarantees for credit facilities given to				
– an associated company	92.6	100.1	722.3	780.8
– others	–	2.6	–	20.3
Total	92.6	102.7	722.3	801.1

Guarantees in respect of an associated company relate to credit facilities extended to Escotel, which are guaranteed by Escotel's shareholders on a pro-rata basis. The US$92.6 million (HK$722.3 million) (2001: US$100.1 million; HK$780.8 million) guarantee represents the Group's 49 per cent share of Escotel's borrowings.

The non-compliance of certain financial ratios under certain of Escotel's loan facilities may provide a basis for the lenders to accelerate the credit facilities which may then enable the lenders to access the guarantees provided by Escotel's shareholders. In the event that such guarantees are called upon by the lenders, they will become unsecured and short-term debts of the Company. However, Escotel's loan principal and interest payments remain current as at and subsequent to 31 December 2002.

10. Employee information

For the year ended 31 December	2002 US$m	2001 US$m	2002* HK$m	2001* HK$m
Employee remuneration (including Directors' remuneration)	151.1	159.4	1,178.6	1,243.3

Number of employees	2002	2001
At 31 December	44,810	48,048
Average for the year	46,421	52,252

Remuneration of Executive Directors is determined by the Executive Chairman who is advised by compensation and benefits consultants. The Executive Chairman's remuneration is subject to review of the Non-executive Directors representing the major shareholder. The fees and emoluments of Non-executive Directors are determined by the Executive Chairman based on the recommendations from compensation and benefits consultants.

11. Subsequent events

A) On 23 November 2002, Metro Pacific entered into an agreement with Greenfield Development Corporation and Ayala Land Inc., which anticipated the sale and assignment by Larouge B.V. (Larouge), a wholly-owned subsidiary company of the Company, of its US$90.0 million (HK$702.0 million) loan (the Larouge Loan) to Metro Pacific and its 50.4 per cent pledged interest in Bonifacio Land Corporation (BLC), a 72.9 per cent owned subsidiary company of Metro Pacific, for a consideration of US$90.0 million (HK$702.0 million) (the Transaction). The Larouge Loan was extended by Larouge to Metro Pacific in April 2001 and became due and payable on 31 October 2001, which date was extended by First Pacific to 31 December 2001, but remained unpaid.

On 8 February 2003, Larouge entered into an assignment agreement with Evergreen Holdings Inc., Ayala Land Inc. and Greenfield Development Corporation, which provided for the transfer of the Larouge Loan as part of the Transaction. The closing of the Transaction required the fulfillment or waiver of various conditions precedent.

On the same date, Larouge also entered into an agreement with Metro Pacific which provided that the interest payable under the Larouge Loan would be re-calculated based on Larouge's actual cost of funds, up to the closing of the Transaction, approximating Pesos 700 million (US$13.2 million; HK$103.7 million), which resulted in approximately US$20.1 million (HK$156.8 million) of interest payable being waived by Larouge upon the closing of the Transaction.

On 19 March 2003, the proposed Transaction was unanimously approved by the Company's independent shareholders at a Special General Meeting.

On 17 April 2003, the Transaction was formally completed and US$90 million cash was received. The proceeds will be used to partially repay the Company's US$187.4 million (HK$1,461.7 million) bank loan. After this partial repayment, the Company will have approximately US$100.9 million (HK$788.0 million) of outstanding bank loan, which it intends to refinance within the next six months prior to its maturity in December 2003.

As a consequence of the Larouge Loan Transaction, Metro Pacific's interest in BLC has declined to 22.5 per cent from 72.9 per cent. Accordingly, BLC, which was a subsidiary company of the Group, will now be accounted for as an associated company. A pro forma consolidated balance sheet, as if the Transaction had been completed on 31 December 2002, follows.

	Actual US$m	Disposal of 50.4 per cent BLC by Metro Pacific US$m	Repayment of the Company debt US$m	Pro forma US$m	Pro forma HK$m*
Non-current assets					
Property and equipment	1,009.5	(337.0)	–	672.5	5,245.6
Associated companies	(24.5)	13.4	–	(11.1)	(86.6)
Other non-current assets	294.2	(28.1)	–	266.1	2,075.6
	1,279.2	(351.7)	–	927.5	7,234.6
Current assets					
Cash and bank balances (including pledged deposits)	226.2	76.4	(90.0)	212.6	1,658.3
Other current assets	807.9	(68.1)	–	739.8	5,770.4
	1,034.1	8.3	(90.0)	952.4	7,428.7
Current liabilities	1,013.5	(111.4)	(90.0)	812.1	6,334.4
Net current assets	20.6	119.7	–	140.3	1,094.3
Total assets less current liabilities	1,299.8	(232.0)	–	1,067.8	8,328.9
Shareholders' deficit	(71.2)	–	–	(71.2)	(555.4)
Outside interests	424.1	(145.0)	–	279.1	2,177.0
Non-current liabilities	946.7	(87.1)	–	859.6	6,704.9
	1,299.6	(232.1)	–	1,067.5	8,326.5

B) On 7 February 2003, the Company's Board of Directors approved the cancellation of all the outstanding share options of the Company, which were granted to its Executive Directors and senior executives under the Non-Qualified Stock Option Plan and the Incentive Stock Option Plan (which expired on 14 June 1999 and was replaced by the existing share option scheme) and the existing share option scheme (which has been suspended by the Company, pending amendments to reconcile this plan's provisions with Chapter 17 of the Listing Rules), during the period between December 1988 and August 2000, at exercise prices ranging from HK$1.34 to HK$9.47. As a result, there are no outstanding options under the Company's share option scheme at the date of this results announcement.

C) On 21 March 2003, Asia Link B.V., a wholly-owned subsidiary company of the Company, exchanged its 35.0 per cent interest in Mitracel for 14.6 per cent interest in PT Mobile-8 Telecom (Mobile-8). Mobile-8, through its subsidiary companies, Metrosel and Komselindo, plans to build and operate a CDMA cellular telephone network and provide mobile telephone services in most of Indonesia.

12. Comparative figures

Due to the adoption of certain new and revised Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants during 2002, the presentation of certain items and balances in the Financial Statements have been revised to comply with the new requirements. Accordingly, certain comparative figures have been reclassified to conform with the current year's presentation.

* *The Company maintains its accounts and reports to its shareholders in United States dollars. The figures shown in Hong Kong dollars are for illustration only and are based on a fixed exchange rate of 7.8 Hong Kong dollars to one United States dollar.*

REVIEW OF OPERATIONS

Below is an analysis of results by individual company.

Contribution Summary

	Turnover 2002 US$m	Turnover 2001 US$m	Contribution to Group profit/(loss)[i] 2002 US$m	Contribution to Group profit/(loss)[i] 2001 US$m
Indofood	1,777.3	1,414.9	37.7	48.1
PLDT[ii]	–	–	48.8	42.8
Metro Pacific	114.6	134.4	(18.7)	(20.9)
Escotel[ii]	–	–	0.1	(6.2)
From continuing businesses	1,891.9	1,549.3	67.9	63.8
From disposed businesses[iii]	0.4	302.4	(2.3)	8.7
From operations	1,892.3	1,851.7	65.6	72.5
Corporate overhead			(9.0)	(12.0)
Interest expense			(15.4)	(24.0)
Interest income			9.1	9.3
Other income/(expenses)			0.8	(0.8)
Recurring profit			51.1	44.6
Foreign exchange losses			(11.0)	(22.4)
Loss on disposal and provision for investments			–	(1,819.2)
Profit/(loss) attributable to ordinary shareholders			40.1	(1,797.0)

(i) *After taxation and outside interests, where appropriate.*
(ii) *Associated companies.*
(iii) *Represents Infrontier in 2002, and Infrontier, Berli Jucker, Darya-Varia and Savills plc in 2001. Effective 30 April 2002, First Pacific reduced its interest in Infrontier to 15.0 per cent. Infrontier is now accounted for as a long-term investment.*

During the year, the Group's turnover remained broadly unchanged at US$1,892.3 million (2001: US$1,851.7 million) reflecting improved underlying performances, offset by business disposals. First Pacific's continuing business interests improved their performance in 2002, recording profit contributions totaling US$67.9 million (2001: US$63.8 million), an increase of six per cent. Corporate overhead declined 27.4 per cent, to US$9.0 million, as cost cutting initiatives took effect, and net interest expense more than halved to US$6.3 million (2001: US$14.7 million) with the repayment of the Company's convertible bonds in March 2002. Recurring profit improved to US$51.1 million, from US$44.6 million in 2001, and the Group recorded lower foreign exchange losses on its unhedged borrowings, largely due to a stronger rupiah. Absent the asset impairment provisions of 2001, First Pacific returned to profit, recording an attributable profit for 2002 of US$40.1 million.

The Group's operating results are denominated in local currencies – principally the rupiah, peso and rupee – which are translated and consolidated to provide the Group's U.S. dollar denominated results. The performance of these currencies, against the U.S. dollar, is summarized below.

Exchange rates against the U.S. dollar At/For the year ended 31 December	2002	2001	One year change
Closing			
Rupiah	8,950	10,400	+16.2%
Peso	53.10	51.60	–3.0%
Rupee	47.94	48.25	+0.6%
Average			
Rupiah	9,265	10,294	+11.1%
Peso	51.64	51.04	–1.2%
Rupee	48.58	47.24	–2.8%

The Group recorded US$11.0 million of exchange losses on its unhedged U.S. dollar denominated loans. This largely reflects losses due to a weaker peso, partly offset by gains arising on a stronger rupiah.

Indofood

PT Indofood Sukses Makmur Tbk (Indofood) is the leading processed-foods group in Indonesia. Noodles, Flour and Edible Oils & Fats are the principal businesses of Indofood, and it also has interests in Distribution, Food Seasonings, Baby Foods and Snack Foods businesses.

Indofood's operations are denominated in rupiah, which averaged Rupiah 9,265 (2001: 10,294) to the U.S. dollar, and its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows:

	2002 Rupiah mln	2001 Rupiah mln
Net income under Indonesian GAAP	802,633	746,350
Differing accounting treatments[i]		
– Foreign exchange accounting	54,434	54,434
– Others	(1,415)	(27,662)
Adjusted net income under Hong Kong GAAP	855,652	773,122
Foreign exchange[ii]	(153,318)	258,695
Indofood's net income as reported by First Pacific	702,334	1,031,817

	US$ mln	US$ mln
Translated into U.S. dollars at prevailing average rates of 2002: Rupiah 9,265 and 2001: Rupiah 10,294	75.8	100.2
Contribution to First Pacific Group profit, at an average shareholding of 2002: 49.8% and 2001: 48.0%[iii]	37.7	48.1

(i) *Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP. The principal adjustment is:*
- *Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction.*

(ii) *To illustrate the underlying operational results and profit contribution, exchange differences (net of related tax) are excluded and presented separately.*
(iii) *As a consequence of Indofood's share buy back program, First Pacific's shareholding in Indofood increased to 51.5 per cent by 31 December 2002. First Pacific's average shareholding during 2002 was 49.8 per cent.*

FIRST PACIFIC